NEWS RELEASE
Sandstorm Gold Announces Fourth Quarter and Annual Results

Vancouver, British Columbia | February 18, 2013

Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) is pleased to announce its results for the fourth quarter and year ended December 31, 2012 (all figures in U.S. dollars).

Fourth Quarter Highlights (3 Months)
-	Gold sales totaled 7,243 ounces.
-	Operating cash flow was $6.5 million.
-	Average cash cost per ounce1 was $410 resulting in cash operating margins2 of $1,305 per ounce.
-	Net income was $7.4 million.
-	Entered into a gold streaming agreement with Munity Gold Inc. to purchase 15% of the life of mine gold produced from the Deflector Mine.

2012 Highlights (12 Months)
-	Gold sales totaled 33,514 ounces, an increase of 81% over 2011.
-	Record operating cash flow of $37.6 million.
-	Average cash cost per ounce1 was $356 resulting in cash operating margins2 of $1,313.
-	Net income of $21.9 million.
-	Acquired a 2.5% net smelter returns (“NSR”) royalty on the Coringa gold project and a 1% NSR on the Cuiú Cuiú gold project from Magellan Minerals Ltd.
-	Acquired a 2.4% NSR royalty on the Mt. Hamilton gold project from Solitario Exploration & Royalty Corp.
-	Metanor Resources Inc. obtained approval for commercial production at the Bachelor Lake Mine.
-	The Company’s common shares began trading on the NYSE MKT LLC under the symbol SAND.
-	Completed an equity financing for aggregate gross proceeds of CAD$150.1 million.
-	Entered into a gold stream agreement with Colossus Minerals Inc. to purchase 1.5% of the gold and 35% of the platinum produced from the Serra Pelada Mine.

“I am happy to report that we met our 2012 guidance and had a strong year in terms of gold production and cash flow,” said Sandstorm President and CEO Nolan Watson. “We added value for our shareholders by completing two gold streams and three gold royalty deals during the year and intend to continue to deploy our cash into accretive gold stream opportunities.”

Outlook

Sandstorm’s forecasted attributable production for 2013 is 33,000 to 40,000 gold equivalent ounces coming from seven active mines. Attributable production is expected to increase to approximately 70,000 gold equivalent ounces by 2016 from the Company’s current portfolio of gold streams.

The Company’s Management's Discussion and Analysis (MD&A) and Financial Statements for the fourth quarter and annual results will become accessible on the Company’s website and will be posted on SEDAR at www.sedar.com. The Company has also completed a Form 40F filing with the SEC which will be posted on EDGAR at http://www.sec.gov/edgar.shtml.  Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

Webcast and Conference Call Details
A conference call will be held on Tuesday, February 19, 2013 starting at 8:30am PST to further discuss the fourth quarter and annual results. To participate in the conference call use the following dial-in numbers:

Local/International: 647-788-4916
North American Toll-Free: 877-214-4966

It is recommended that participants dial in five minutes prior to the commencement of the conference call. Click here to access an audio webcast of the conference call which will also be available on the Sandstorm website.

ABOUT SANDSTORM GOLD
Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing for gold mining companies that are looking for capital. In return, Sandstorm receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the life of mine gold produced, at a fixed price. Sandstorm is a non-operating gold mining company with a portfolio of ten gold streams, six of which are producing gold, and four NSR royalties. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase or royalty agreements with Brigus Gold Corp., Colossus Minerals Inc., Donner Metals Ltd., Entrée Gold Inc., Luna Gold Corp., Magellan Minerals Ltd., Metanor Resources Inc., Mutiny Gold Ltd., Santa Fe Gold Corp., SilverCrest Mines Inc., Rambler Metals and Mining plc and Solitario Exploration & Royalty Corp.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. (“Sandstorm”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production.  Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology. Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions,  the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm”  in Sandstorm’s annual report for the financial year ended December 31, 2012 available at www.sedar.com.  Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

Note 1: Sandstorm has included a non-IFRS performance measure in this press release being average cash cost per ounce. Average cash cost per ounce is calculated by dividing the Company’s costs of sales (excluding depletion) by the number of ounces sold. The Company presents average cash costs per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

Note 2: Sandstorm has included a non-IFRS performance measure in this press release being cash operating margin. Cash operating margin is calculated by subtracting the average cash cost of gold on a per ounce basis from the average realized selling price of gold on a per ounce basis. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

CONTACT INFORMATION
Sandstorm Gold Ltd.
Nolan Watson, President & Chief Executive Officer
(604) 689-0234

Denver Harris, Investor Relations Contact
(604) 628-1178

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.